Exhibit 99.1

Convenience translation from Hebrew

MEDIGUS LTD.

Company No. 51-286697-1

(the “Company”)

Omer Industrial Park, Building No. 7A, Omer 8496500, Israel. 08-6466880

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 28, 2016

Notice is hereby given that the annual general meeting of shareholders of the Company, will be held at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel, on September 28, 2016, at 05:00 p.m. Israel time, or at any adjournments thereof (the “Meeting”).

The agenda of the Meeting shall be as follows:

1.          To re-elect Dr. Nissim Darvish, Mr. Christopher (Chris) Rowland, Ms. Anat Naschitz and Mr. Doron Birger to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

2.          To re-elect Dr. Nissim Darvish, subject to his re-election to serve as a director of the Company, to serve as the chairman of the board of directors of the Company until the close of the next annual general meeting of shareholders of the Company;

3.          To re-elect Ms. Efrat Venkert as an external director of the Company for a three year term, commencing as of September 29, 2016;

4.          To elect Mr. Eitan Machover as an external director of the Company for a three-year term, commencing as of September 29, 2016; and

5.          To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2016, and its service until the annual general meeting of shareholders to be held in 2017.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2015.

Only holders of record at the close of business on Monday, August 29, 2016, are entitled to receive notice of, and to vote at, the Meeting.

Position Statements should be submitted to the Company no later than Monday, September 19, 2016.

A duly executed proxy must be received no later than Wednesday, September 28, 2016, at 1:00 p.m., Israel time.

The report with respect to convening the meeting will be available to the public through the Magna website at http://www.magna.isa.gov.il.

Medigus Ltd.